THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the three and six months ended January 31, 2010 and the audited consolidated financial statements for the year ended July 31, 2009 which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of March 30, 2010. All dollar amounts herein are expressed in United States dollars unless stated otherwise.

1.2	Overview

Quartz Mountain is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Services Inc. ("HDSI"), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company's objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project's ultimate size potential. The project's location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company trades on the NEX Exchange. The Company's trading symbol is QZM.H. In the United States, the company's shares trade on the Over The Counter Bulletin Board under the symbol QZMRF.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

Not required in interim MD&A.

1.4	Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30
	2010	2009	2009	2009	2009	2008	2008	2008

Current assets	$328,165	$392,760	$423,726	$446,127	$453,306	$504,270	$612,510	$650,216
Mineral property interests	1	1	1	1	1	1	1	1
Total assets	328,166	392,761	423,727	446,128	453,307	504,271	612,511	650,217

Current liabilities	16,799	75,280	55,838	58,365	16,314	23,768	20,519	10,515
Shareholders' equity	311,367	317,481	367,889	387,763	436,993	480,503	591,992	639,702
Total liabilities and shareholders' equity	328,166	392,761	423,727	446,128	453,307	504,271	612,511	650,217

Working capital	311,366	317,480	367,888	387,762	436,992	480,502	591,991	639,701

Expenses
Foreign exchange	(3,686)	2,133	(21,735)	(9,762)	7,648	79,116	8,870	2,834
Interest income	(571)	(373)	(51)	(426)	(1,886)	(2,088)	(3,964)	(3,909)
Legal, accounting and audit	18,361	5,836	5,237	5,875	13,131	278	20,120	3,905
Mineral property investigations	–	1,096	2,389	5,204	–	–	–	–
Office and administration	5,655	38,412	29,452	36,026	19,782	28,327	18,083	18,667
Admin cost recoveries	(23,751)	–	–	–	–	–	–	–
Regulatory, trust and filing	10,106	3,304	4,582	12,313	4,835	5,856	4,601	6,202
Loss for the period	$6,114	$50,408	$19,874	$49,230	$43,510	$111,489	$47,710	$27,699

Basic and diluted loss per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00	$0.00

Weighted average number of common shares outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Three Months Ended January 31, 2010

The loss for the quarter ended January 31, 2010 was $6,114, compared with a loss of $43,510 in the same period of fiscal 2009. The decrease in loss was mainly due to an administrative cost recovery during the period. The Company conducted no material exploration or property investigation activity during the three months ended January 31, 2010.

The Company recorded a foreign exchange gain of $3,686 for the period ended January 31, 2010, compared with a loss of $7,648 in the same period of fiscal 2009. This foreign exchange loss resulted primarily from the Company's holdings of Canadian dollar cash and cash equivalents. The Canadian dollar slightly appreciated by approximately $0.01 against the United States dollar over the three months ended January 31, 2010. During the same period of the prior year, the Canadian dollar declined against the United States dollar by approximately $0.02.

Interest income for the three month period ended January 31, 2010 was $571, compared with $1,886 in the same period of 2009, due mainly to lower interest rates. All interest income earned is related to interest accrued and received on cash held in the Company's bank accounts.

Office and administration expenses decreased to $5,655 in the quarter ended January 31, 2010 from $19,782 in the same period of fiscal 2009. The decrease is related to decreased conference fees in the current year. Additionally a cost recovery of $23,751 from a service-provider was recorded. Legal, accounting and audit expenses increased to $18,361 from $13,131. Regulatory, trust and filing increased to $10,106 for the current period compared to $4,835 for the same period of last year.

Six Months Ended January 31, 2010

The loss for the six months ended January 31, 2010 was $56,522, compared to a loss of $154,999 in the same period of the previous year. The decrease in loss primarily resulted from foreign exchange. The Company recorded a $1,552 foreign exchange gain in the six months ended January 31, 2010, compared with a loss of $86,764 in the same period of fiscal 2009. In fiscal 2009, the Canadian dollar depreciated from $0.98 US per Canadian dollar at the beginning of the year to $0.82 US per Canadian dollar by January 31, 2009. No such fluctuation occurred in fiscal 2010.

Interest income for the six months ended January 31, 2010 was $944, a decrease from $3,974 earned in the same period of 2009, due to lower cash and cash equivalent balances held (January 31, 2010 – $320,363; January 31, 2009 – $443,717) and reduced interest rates. All interest income earned is related to interest accrued and received on cash held in the Company's bank accounts.

Office and administration expenses decreased to $44,066 in the current period from $48,109 in the same period of fiscal 2009. Regulatory, trust and filing expenses amounted to $13,410 for the six month period compared to $10,691 for the same period of the prior year. Legal, accounting and audit expenses increased to $24,197 compared to $13,409 in the prior year.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

At January 31, 2010, the Company had positive working capital of approximately $311,366 (January 31, 2009 – $436,992; July 31, 2009 – $367,888) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months. The decrease in working capital since July 31, 2009 is mainly due to the use of funds to cover general corporate costs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

Additional capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time necessary to complete a major mineral property acquisition, but does have sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company's cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company had no commitments for capital expenditures as at January 31, 2010.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Refer to note 4 of the accompanying unaudited interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Accounting Policies and Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in note 3 of the accompanying unaudited interim consolidated financial statements for the period ended January 31, 2010.

1.14	Financial Instruments and Other Instruments

The required disclosure is provided in note 6 of the accompanying unaudited interim consolidated financial statements for the period ended January 31, 2010.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the interim consolidated statements of operations and comprehensive loss.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the interim consolidated statements of operations and comprehensive loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

Number
Common shares	13,399,426

1.15.3	Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.4	International Financial Reporting Standards ("IFRS")

To prepare for the conversion to IFRS, the following plan has been developed and is being executed:

Scope assessment and training

An IFRS conversion team has been established, and the members of the team have received and are receiving technical training related to IFRS. Management believes the Company has allocated appropriate resources to the conversion project to develop an effective plan and the Company is continually assessing resource and training requirements as the project progresses.

Amendments and additions to current standards, carried out by the International Accounting Standards Board, are continually ongoing. As part of the conversion process, management monitors actual and expected changes to existing standards and attempts to assess the impact on the Company and its reporting requirements. An initial assessment of the impact of the IFRS conversion will be completed by the end of the 2010 fiscal year.

Design

Based on a detailed review of IFRS standards, management will choose accounting policies and procedures, quantify the impact on key line items and disclosures, and prepare draft financial statements under IFRS. Management will start to collect accounting data in late fiscal 2010 and early fiscal 2011 to satisfy the IFRS requirement for the preparation of comparative balances for the fiscal 2012 IFRS conversion.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE AND SIX MONTHS ENDED JANUARY 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

Implementation and Review

Upon adoption of IFRS in fiscal 2012, management will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

Management will continue to monitor and report on the Company's conversion to IFRS according to its conversion plan.